                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Shareholders’ meeting held

TELECOM ITALIA APPROVES  2005 RESULTS

NOMINATES DIANA BRACCO AND VITTORIO MERLONI TO BOARD,

NUMBER OF INDEPENDENT BOARD MEMBERS

RISES TO 13 OUT OF 21

ELECTS NEW STATUTORY AUDITORS, NOMINATING PAOLO GOLIA, FROM THE MINORITY SHAREHOLDERS’ LIST AS PRESIDENT

AUTHORIZES BUY BACK TO A MAXIMUM OF 1 BILLION EURO

Rozzano (MI), 13 April 2006 – An ordinary Meeting of Shareholders of Telecom Italia took place today, chaired by Marco Tronchetti Provera.

The Shareholders’ Meeting:

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approved Telecom Italia SpA’s results for 2005, establishing the distribution of a dividend of 0.1400 euro per ordinary share and 0.1510 euro per savings share. The dividend will be paid beginning 27 April 2006, with an ex-coupon date of 24 April 2006;

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decided on a 5-member Board of Statutory Auditors and nominated, through votes on the basis of slates:

from the majority’s slate (presented by shareholder Olimpia S.p.A.)

•

Ferdinando Superti Furga

•

Gianfranco Zanda

•

Salvatore Spiniello

•

Enrico Laghi (additional member)

From the minority’s slate (presented by Italian institutional investors)

•

Paolo Golia (who was also nominated President of the Board of Statutory Auditors)

•

Stefano Meroi

•

Enrico Maria Bignami (additional member)

The curricula of the newly nominated members are available on the Company’s website, in the “Investors” area;

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decided upon additional members for the Board of Directors nominating

•

Diana Bracco

•

Vittorio Merloni

Both Members are considered independent as they satisfy the requisites indicated in the Code of Self-Regulation developed by the Corporate Governance Committee of quoted Companies.

The Board is thus composed of 13 independent Directors out of a total of 21 Board Members.

The curricula of the newly nominated members are available on the Company’s website, in the “Investors” area;

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authorized, for a period of 18 months, the acquisition of the Company’s ordinary and/or savings shares, in accordance with the law and, however, within a maximum limit of expenditure of 1 billion euro. The Shareholders’ Meeting also gave the Board of Directors the option of proceeding, over the same period, with the alienation of the Company’s ordinary or savings shares acquired or already owned by the Company, the annulment of which is not, at present, foreseen.

As already announced on 7 March 2006, the Board has been given an instrument of broad scope, to use only if and when the opportunities present themselves.

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re-approved the activities and emoluments for the auditor, Reconta Ernst & Young S.p.A., for the third and final accounting year of the period 2004-2006, in light of changes to the legal framework made since the original proposal was formulated (February 2004) and taking into account the completion of the integration of Tim Italia S.p.A. (effective from 1 March 2006).

Telecom Italia

Telecom Italia Group Press Office

Istitutional Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 13th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager